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                           July 25, 2023

       Fion Wenjuan Zhou
       Chief Financial Officer
       Niu Technologies
       No.1 Building, No. 195 Huilongguan East Road,
       Changping District, Beijing 102208
       People   s Republic of China

                                                        Re: Niu Technologies
                                                            Annual Report on
Form 20-F for the Fiscal Year Ended December 31, 2022
                                                            Response letters
dated July 10, 2023 and July 21, 2023
                                                            File No. 001-38696

       Dear Fion Wenjuan Zhou:

              We have reviewed your July 10, 2023 and July 21, 2023 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 26, 2023 letter.

       Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 19. Exhibits, page 138

   1. We have reviewed your response to prior comment 8. Please amend your December 31,
                                                        2022 Annual Report on
Form 20-F in its entirety to properly include corrected Exhibits
                                                        13.1 and 13.2, as soon
as practicable.

               You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at (202) 551-
       3777 if you have questions regarding comments on the financial statements and related matters. Contact Jennifer Thompson at (202) 551-3737 or Chris Dunham at
(202) 551-3783 if
       you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.
 Fion Wenjuan Zhou
Niu Technologies
July 25, 2023
Page 2




FirstName LastNameFion Wenjuan Zhou   Sincerely,
Comapany NameNiu Technologies
                                      Division of Corporation Finance
July 25, 2023 Page 2                  Office of Manufacturing
FirstName LastName